REPORT TO SHAREHOLDERS

Operations Review

Revenue for the quarter ended April 30, 2005, (“Q1 fiscal 2006”) was $10,750,000 compared to $9,845,000 for the quarter ended April 30, 2004 (“Q1 fiscal 2005”), an increase of 9.2%.  The GAAP net income for Q1 fiscal 2006 was $800,000 or $0.08 per basic and fully-diluted share compared to a net loss of ($620,000) or ($0.05) per share for Q1 fiscal 2005. Cash flow from operations for Q1 fiscal 2006 was $4,321,000 or $0.45 per share up significantly from $1,495,000 or $0.13 per share in Q1 fiscal 2005.  Cash, cash equivalents and short-term investments stood at $33,320,000 or $3.89 per common share outstanding at the end of the quarter.

The overall gross margin for Q1 fiscal 2006 was 80.2%, as compared to 73.6% for Q1 fiscal 2005.  Gross margin on maintenance and services was 65.6% in Q1 fiscal 2006, as compared to 58.5% in Q1 fiscal 2005. Total costs, including costs of revenue, were $9,520,000 for Q1 fiscal 2006, down by 12.5% from $10,886,000 in Q1 fiscal 2005.  Total headcount was 217 at April 30, 2005 down significantly from 296 at April 30, 2004 and down slightly from 232 at the end of the previous quarter.

Management’s Comments

“DataMirror delivered a record first quarter, with good license revenue growth, great cash flow and improved earnings, based on the building momentum of our solutions”, Nigel Stokes, DataMirror CEO commented. “Our refocused effort on partnering with clients to deliver innovative business solutions that continuously transform data into information is beginning to show results.   More than 2,000 clients are releasing new business potential and gaining tangible competitive advantage with DataMirror.  In today’s economy the best companies compete and win in real-time.”

“Business visibility for DataMirror is improving,” continued Mr. Stokes.  “We finished the first quarter with increased demand that we expect to continue both in the second quarter and throughout fiscal 2006.  I am proud of the integrity, passion and innovation of the DataMirror team and thank all of them for their focused commitment to the success of DataMirror.”

Outlook

Management offers the following outlook for the full fiscal year, ending January 31st, 2006 and for the second quarter ending July 31st, 2005:

•

For the 2006 fiscal year, the Company expects revenue to grow 10-14% and be in the range of $45.0 to $47.0 million with GAAP, diluted, net income in the range of $0.33 to $0.37 per share.

•

In the second quarter of fiscal 2006, the Company expects revenue to grow year over year by 10-16% and be in the range of $10.8 to $11.3 million with GAAP, diluted, net income in the range of $0.09 to U.S. $0.12 per share.

These estimates assume a tax rate of 45 percent and include the expensing of stock options.

/s/ Nigel Stokes

/s/ Peter Cauley

Chairman, President and

Vice President Finance and

Chief Executive Officer

Chief Financial Officer

DataMirror Corporation

Interim Consolidated Financial Statements

Three months ended April 30, 2005 and 2004 - Unaudited

NOTICE TO READER

The attached consolidated financial statements have been prepared by management of DataMirror Corporation. The consolidated financial statements for the three month period ended April 30, 2005 and 2004 have not been reviewed by the auditor of DataMirror Corporation.

DataMirror Corporation
Consolidated Balance Sheets
(Thousands of US$ - unaudited)

	April 30,	January 31,
	2005	2005

Assets
Current assets
Cash and cash equivalents	$33,320	$7,687
Short-term investments	0	38,707
Accounts receivable	4,402	8,055
Prepaid expenses	1,406	1,328
Future income taxes	2,248	2,426

	41,376	58,203

Capital assets	2,699	2,754
Future income taxes	84	0
Intangibles	1,911	2,344
Goodwill	4,112	4,180

	$50,182	$67,481

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,901	$2,989
Deferred revenue	16,746	17,838
Income taxes payable	958	750

	20,605	21,577

Future income taxes	0	83

	20,605	21,660

Shareholders' Equity
Share capital
Common shares (April 30, 2005 - 8,555,732
January 31, 2005 - 10,555,966)	32,854	42,250
Deficit	(9,675)	(2,953)
Contributed surplus	932	876
Cumulative translation adjustment	5,466	5,648

	29,577	45,821

	$50,182	$67,481

On behalf of the Board:

Nigel Stokes

Donald Lenz

Director

Director

DataMirror Corporation
Consolidated Statements of Income (Loss)
(Thousands of US$, except per share data - unaudited)

	Three Months Ended
	April 30,
	2005	2004

Revenue
Licence	$4,683	$3,681
Maintenance	5,336	5,052
Services	731	1,112

	10,750	9,845

Cost of revenue
Licence	45	47
Maintenance and services	2,088	2,556

	2,133	2,603

Gross margin	8,617	7,242

Operating expenses
Selling and marketing	3,096	4,087
Research and development	1,984	2,033
General and administration	1,847	1,484
Stock-based compensation	56	84
Amortization of intangibles	404	595

	7,387	8,283

Operating income (loss)	1,230	(1,041)

Investment income, net	220	140

Income (loss) before income taxes	1,450	(901)

Income tax expense (recovery)	650	(281)

Net income (loss)	$800	($620)

Earnings (loss) per share
Basic	$0.08	($0.05)
Fully diluted	$0.08	($0.05)

Weighted average number of
shares outstanding (000's)
Basic	9,702	11,372
Fully diluted	9,756	11,372

DataMirror Corporation
Consolidated Statements of Cash Flows
(Thousands of US$ - unaudited)

	Three Months Ended
	April 30,
	2005	2004
Cash provided by (used in)

Operating activities
Net income (loss)	$800	($620)
Add (deduct) items not affecting cash:
Amortization of capital assets	223	217
Amortization of intangibles	404	595
Stock-based compensation	56	84
Future income taxes	(28)	(134)
Investment tax credits	0	(46)

	1,455	96

Changes in non-cash working capital balances	2,866	1,399

	4,321	1,495

Investing activities
Capital asset additions	(213)	(219)
Sale of short-term investments	38,749	24,447
Investment in Idion	0	(72)

	38,536	24,156

Financing activities
Capital lease payments	0	(14)
Issuance of share capital	10	489
Repurchase of share capital	(16,928)	(305)

	(16,918)	170

Effect of exchange rate changes
on cash and cash equivalents	(306)	(848)

Increase in cash and cash equivalents	25,633	24,973

Cash and cash equivalents

Beginning of period	7,687	7,009

End of period	$33,320	$31,982

DataMirror Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of U.S. dollars)

As at and for the three months ended April 30, 2005 (unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars [note 2] in accordance with Canadian generally accepted accounting principles, consistent with those used and described in the Company’s audited consolidated financial statements and notes as at and for the year ended January 31, 2005, except for the change in the Company’s reporting currency from Canadian to U.S. dollars effective February 1, 2005 described as discussed in note 2.  These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended January 31, 2005.

2. CHANGE IN REPORTING CURRENCY

Effective February 1, 2005, the Company adopted the U.S. dollar as its reporting currency, but has retained the Canadian dollar as its functional currency.  Management believes that reporting in U.S. dollars will improve the comparability of the Company’s financial position and results of operations with others in its industry.

In accordance with Canadian generally accepted accounting principles, the Company uses the current rate method to translate all amounts presented to U.S. dollars. Under the current rate method, all assets and liabilities of the Company’s operations having a functional currency other than U.S. dollars are translated to U.S. dollars using exchange rates in effect at the end of the reporting period, revenues, expenses and cash flows are translated at the average rates during the reporting period and any associated translation gains or losses are recorded as a separate component of shareholders’ equity.  All comparative figures presented have been translated using the same method.

For the period ended April 30, 2005, revenues, expenses and cash flows have been translated to U.S. dollars at the average rate of .8126 [2004 – .7500] and the assets and liabilities were translated at the period-end rate of .7946 [January 31, 2005 – .8078].

3. SEGMENTED INFORMATION

The Company operates in only one industry, that being the business of developing and marketing computer software products.  The Company has two reportable segments, North America, which includes the Company's recently incorporated Asia Pacific operations, and Europe, based on the geographic location of its operations.  The accounting policies followed by these segments are the same as those described in the summary of significant accounting policies in the Company’s audited consolidated financial statements for and as at the year ended January 31, 2005.  The Company accounts for intersegment sales at fair value.

DataMirror Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of U.S. dollars)

As at and for the three months ended April 30, 2005 (unaudited)

The Company's reportable segments are strategic business units.  They are managed separately because each reportable segment operates in different economic marketplaces and therefore, requires different investing and marketing strategies.  The Company evaluates segment performance based on profit or loss from operations before investment income and income taxes.

The following table presents certain information with respect to the reportable segments described above:

Three months ended April 30, 2005 2004
$ $

Revenue
North American customers 7,591 6,260
Intersegment 943 833
8,534 7,093
European customers 3,159 3,585
Elimination of intersegment revenue (943) (833)
10,750 9,845

Operating income (loss)
North America 1,236 (1,080)
Europe (6) 39
1,230 (1,041)

Amortization
North America 593 768
Europe 34 44
627 812

Capital asset additions
North America 192 202
Europe 21 17
213 219

DataMirror Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of U.S. dollars)

As at and for the three months ended April 30, 2005 (unaudited)

As at April 30, 2005 2004
$ $

Identifiable assets
North America 35,577 45,587
Europe 8,582 6,767
44,159 52,354
Intangibles 1,911 3,692
Goodwill 4,112 3,775
50,182 59,821

Summaries of revenue, segmented according to the customers' country of residence, and of capital and intangible assets, segmented according to the country in which the assets are located, are as follows:

Three months ended April 30, 2005 2004
$ $

Revenue
Canada 569 625
United States 6,478 5,143
United Kingdom 1,428 1,561
Germany 818 907
Other 1,457 1,609
10,750 9,845

As at April 30, 2005 2004
$ $

Capital assets, intangibles and goodwill
Canada 6,230 7,895
Germany 2,162 1,980
Other 330 400
8,722 10,275